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                                Exhibit (a)(3)
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                               LETTER TO HOLDERS

                                 April 4, 2001


To Continuing Employees and
Non-Employee Directors:

     Netpliance, Inc. is offering to purchase all of our outstanding options that were issued having an exercise price of $1.00 per share or more (the "options") under the Netpliance, Inc. Amended and Restated 1999 Stock Option and Restricted Stock Plan (the "plan"). In exchange for the options, we will issue optionholders "restricted stock" that will be subject to certain restrictions until the shares vest. This offer is made pursuant to the terms and conditions set forth in the accompanying offer to purchase and letter of transmittal (the "offer").

     WE WILL NOT BE OBLIGATED TO PURCHASE ANY OPTIONS IF OPTIONHOLDERS AS A GROUP TENDER OPTIONS TO PURCHASE LESS THAN 1,500,000 SHARES OF OUR COMMON STOCK. HOWEVER, WE MAY CHOOSE TO PURCHASE OPTIONS TO PURCHASE LESS THAN 1,500,000 SHARES IF LESS ARE TENDERED.

     You may tender all, a portion or none of your options. You will receive one share of restricted stock for each five shares of common stock issuable upon exercise of the options you tender. This exchange ratio applies to all outstanding options tendered, regardless of vesting status. If your tender is for less than all of your options and your options are accepted for purchase, you will receive a proportionate number of shares of restricted stock.

     The award of restricted stock will be subject to the terms of the plan and a new restricted stock agreement between you and us. If we accept your options for purchase, we will forward the new restricted stock agreement to you after expiration of the offer. The restricted stock you will receive will vest in three equal annual installments beginning May 1, 2002.

     There are no immediate tax consequences of receiving restricted stock in exchange for your options, unless you make an election under Section 83(b) of the Internal Revenue Code. A more detailed discussion of the tax consequences occurring when the restricted stock vests, and of the Section 83(b) election, is contained in Section 14 of the offer to purchase.

     If you decide to tender your options pursuant to the offer, please complete, sign and return the letter of transmittal, along with the option agreement(s) evidencing your options, to:

               Netpliance, Inc.
               7501B N. Capital of Texas Highway
               Austin, Texas  78731
               Attn:  James E. Cahill, Vice President and General Counsel

prior to the expiration of the offer.

     PLEASE NOTE THAT YOUR PARTICIPATION IN THE OFFER IS COMPLETELY VOLUNTARY. We neither require nor request that you tender your options in the offer. Furthermore,
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we suggest that before you make your decision, you consult with your own legal, financial and accounting advisers as to the consequences of tendering your options in the offer.

                                                  Very truly yours,



                                                  John F. McHale
                                                  Chairman of the Board and
                                                  Chief Executive Officer